

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Joseph A. Heater
Chief Financial Officer
WPCS International Incorporated
One East Uwchlan Avenue, Suite 301
Exton, PA 19341

> **Re: WPCS International Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2014**
> **File No. 001-34643**

Dear Mr. Heater:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment two from our letter dated February 10, 2014 with respect to your acquisition of BTX and your consideration of ASC 805-10-55-4 and 5. It is not clear to us that the acquisition of BTX represents an acquisition of assets rather than a business and remind you that one of the disclosed reasons for the stock sale as described in the Summary Term Sheet on page 6 is to "focus on its other operation centers and new line of business from its recently acquired BTX Trader LLC ("BTX Trader")." Please tell us in detail how you considered ASC 805-10-55-7 through 9 which describes other factors to be considered by development stage companies. In your response tell us how you weighed the following:

- The founders of BTX have continued as employees of BTX;
- Intellectual property consisting of "the btxtrader.com domain name, the BTX Trader name and associated trademarks, the BTX Trader concept, and source code, and the knowledge it obtained, all of which were unpatented technology" was acquired; and
- As described on page 21, BTX had a clearly articulated strategy to: 1) focus on trading systems and exchanges within the Bitcoin market; 2) and continue to implement advanced trading algorithms for bitcoin traders.

2.   We also note your response to comment two with respect to your analysis under Rule 11-01(d) of Regulation S-X. Please tell us in more detail why you do not believe that there is sufficient continuity of the acquired entity's operations prior to and after the transaction such that disclosure of prior financial information is not material to an understanding of future operations. In this regard, we note that the founders of BTX are continuing in significant capacity in what appears to be an effort to support the BTX business strategy and focus along with the intellectual property transferred in the acquisition

3.   As reflected in the above comments we continue to believe Schedule 14A Item 14 information is applicable. Please revise your disclosure to include appropriate Item 14 disclosure related to the transaction with BTX.

Please contact Christine Adams, Staff Accountant, at 202-551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP